

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 22, 2017

Via E-Mail
Gary L. Carano
Chief Executive Officer
Eldorado Resorts, Inc.
100 West Liberty Street, Suite 1150
Reno, Nevada 89501

>   **Re: Eldorado Resorts, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed June 16, 2017**
>   **File No. 333-218795**

Dear Mr. Carano:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 with any questions.

                                                Sincerely,

                                                /s/ Sonia Gupta Barros

                                                Sonia Gupta Barros
                                                Assistant Director
                                                Office of Real Estate and
                                                Commodities

cc: Deborah R. Conrad
        Milbank, Tweed, Hadley & McCloy LLP